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                                                                     EXHIBIT 8.1

                 [LETTERHEAD OF SILVER, FREEDMAN & TAFF, L.L.P.]





                                 January 4, 1999


Board of Directors
Fort Bend Holding Corp.
3400 Avenue H
Rosenberg, Texas  77471

         RE: FEDERAL INCOME TAX CONSEQUENCES ARISING FROM THE MERGER CONTEMPLATED BY THAT CERTAIN AGREEMENT AND PLAN OF MERGER BY AND AMONG SOUTHWEST BANCORPORATION OF TEXAS, INC. AND FORT BEND HOLDING CORP., DATED OCTOBER 20, 1998, (THE "AGREEMENT")

Gentlemen:

         In connection with filings to be made pursuant to the Agreement relating to the Merger with the SEC, OTS, Federal Reserve and/or OCC, set forth hereinbelow is this firm's opinion relating to certain federal income tax consequences applicable to the Merger contemplated by the Agreement. Capitalized terms used herein which are not expressly defined herein shall have the meaning assigned to them in the Agreement.

                                      FACTS

         Each of the Company and FBHC is a stock corporation organized and existing under the laws of the States of Texas and Delaware, respectively. The principal business of each of the Company and FBHC consists of lending and deposit taking activities through one or more financial institution subsidiaries.

         The Merger will be implemented at the Effective Time through the merger of FBHC with and into the Company. In the Merger all of the outstanding FBHC Common Stock will be exchanged solely for Company Common Stock or cash in lieu of fractional share interests. The stockholders of the Company are not entitled to dissenters rights in connection with the Merger.

                                   ASSUMPTIONS

    A. All conditions precedent contained in the Agreement shall be performed or waived prior to the Effective Time.

    B. The representations of FBHC and the Company made in their respective tax representation letters to us of even date herewith are true and correct and will be true and correct at the Effective Time.

    C. All of the stockholders of FBHC are citizens or residents of the United States of America ("U.S. Holders"). For purposes hereof, U.S. Holders do not include certain classes of taxpayers including but not limited to foreign persons, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who acquired or acquire FBHC Common Stock pursuant to the exercise of employee stock options or otherwise as compensation and persons who hold shares of FBHC Common Stock in a hedging transaction or as part of a straddle or similar transaction.

                                    OPINIONS

         Subject to the foregoing and to the conditions and limitations expressed elsewhere herein, we are of the opinion that for federal income tax purposes:

         1. the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code and FBHC and the Company will each be a party to the reorganization;

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Board of Directors
January 4, 1999
Page 2

         2. except as provided in paragraph 4 below, no gain or loss will be recognized by any U.S. Holder upon the exchange of FBHC Common Stock solely for Company Common Stock in the Merger; the aggregate adjusted tax basis of shares of Company Common Stock (including a fractional share interest in Company Common Stock deemed received and redeemed as described below) received by a U.S. Holder will be the same as the aggregate adjusted tax basis of the shares of the FBHC Common Stock exchanged therefor;

         3. the holding period of Company Common Stock received by a U.S. Holder in the Merger will include the holding period of the FBHC Common Stock surrendered and exchanged therefor, provided that such shares of FBHC Common Stock were held as a capital asset by such stockholder at the Effective Time; and

         4. a U.S. Holder who receives cash in lieu of a fractional share interest in Company Common Stock in the Merger will be treated as having received such fractional share interest and then as having received the cash in redemption of such fractional share interest. Under Section 302 of the Code, if such deemed distribution was "substantially disproportionate" with respect to the U.S. Holder or was "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the U.S. Holder would generally recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder's adjusted tax basis in the fractional share interest (determined as described in paragraph 2 above). Such capital gain or loss would be long-term capital gain or loss if the U.S. Holder's holding period in a fractional share interest (determined as described in paragraph 3 above) is more than one year. Long-term capital gain of a non-corporate U.S. Holder is generally subject to a maximum tax rate of 20% if the holding period exceeds one year.

         The foregoing opinion reflects our legal judgment based upon the facts and assumptions presented herein. This opinion has no official status or binding effect of any kind. Accordingly, we cannot assure you that the Internal Revenue Service or any court of competent jurisdiction will agree with this opinion.

         We hereby consent to the filing of this letter with the SEC as an exhibit to the Registration Statement and to all references made to this letter in the Registration Statement.

                                Very truly yours,



                                SILVER, FREEDMAN & TAFF, L.L.P.